# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evofem Biosciences, Inc., CIK 0001618835
CUSIP: 30048L302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7770 Regents Road, Suite 113-618, San Diego, California (CA), 92122
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0001905660
Persons authorized to receive notices and communications: Tuvia Grossman, Chief Legal Of, HUB Cyber Security Ltd., 30 Hacharoshet Street, Or Yehuda, Israel (L3), 6037597, 972-3-924-4074; Michael J. Rosenberg, Honigman LLP, 660 Woodward Avenue, Suite 2290, Detroit, Michigan (MI), 48226, 313-465-7442

## Reporting persons
- HUB Cyber Security Ltd. (CIK 0001905660): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 14,709,204; shared voting power 0; sole dispositive power 14,709,204; shared dispositive power 0; aggregate amount beneficially owned 14,709,204 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: (1) Consists of shares of common stock, par value $0.0001 per share (the "Common Stock"), of Evofem Biosciences, Inc. (the "Issuer") issuable upon conversion of the Evofem Notes and exercise of the Purchase Rights (each as defined in Item 3) held by HUB Cyber Security Ltd. ("HUB"). The Evofem Notes are convertible, and the Purchase Rights are exercisable, at $0.0154 per share (subject to adjustment) and, without giving effect to the beneficial ownership limitations described below and the limitations of the Issuer's available authorized Common Stock, would be convertible into or exercisable for approximately 1,268,016,000 shares of Common Stock in the aggregate. Pursuant to Section 3(d) of each Evofem Note, the Evofem Notes may not be converted to the extent that, after giving effect to such conversion, HUB (together with its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with HUB's for purposes of Section 13(d) of the Act) would beneficially own in excess of 9.99% of the outstanding Common Stock, which limitation may not be waived and applies to any successor holder. The Purchase Rights may not be exercised to the extent the holder (together with its attribution parties) would beneficially own in excess of 4.99% of the outstanding Common Stock, which percentage may be increased by the holder upon not less than 61 days' prior notice to the Issuer up to a maximum of 9.99%. Accordingly, the number of shares reported reflects the maximum number of shares of Common Stock that HUB has the right to acquire within 60 days, giving effect to such limitations (9.99% of the outstanding Common Stock, calculated as described in note (2)).
  
  (2) Based on 132,530,081 shares of Common Stock outstanding as of May 11, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 15, 2026, plus the 14,709,204 shares of Common Stock issuable to HUB described in note (1), in accordance with Rule 13d-3(d)(1)(i) under the Act. The percentage in row (13) is presented to the nearest hundredth of one percent because the Beneficial Ownership Limitations described in note (1) cap HUB's beneficial ownership below 9.99% of the outstanding Common Stock; rounding to the nearest tenth of one percent would state a percentage in excess of that maximum.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Evofem Biosciences, Inc.
Address of issuer's principal executive offices: 7770 Regents Road, Suite 113-618, San Diego, California (CA), 92122
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Evofem Biosciences, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7770 Regents Road, Suite 113-618, San Diego, California 92122. The Common Stock is quoted on the OTCID market operated by OTC Markets Group Inc. under the symbol "EVFM."

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by HUB Cyber Security Ltd., a company organized under the laws of the State of Israel ("HUB"). The name, business address, present principal occupation or employment and citizenship of each director and executive officer of HUB are set forth on Schedule A hereto and are incorporated herein by reference.
Residence or business address: The address of the principal business and principal office of HUB is 30 Hacharoshet Street, Or Yehuda, Israel.
Present principal occupation or employment: HUB is a global provider of confidential computing, AI-driven data fabric and cybersecurity solutions. HUB's ordinary shares are listed on The Nasdaq Stock Market LLC under the symbol "HUBC."
Criminal convictions in the last five years: During the last five years, neither HUB nor, to the knowledge of HUB, any of the persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither HUB nor, to the knowledge of HUB, any of the persons listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: HUB is organized under the laws of the State of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 26, 2026, HUB entered into securities purchase agreements (each, a "June Purchase Agreement" and, collectively, the "June Purchase Agreements"; the form of which is filed as Exhibit 99.1 hereto and incorporated herein by reference) with certain holders (each, a "June Seller" and, collectively, the "June Sellers") of senior subordinated convertible notes of the Issuer (the "Evofem Notes") and of certain purchase rights to acquire securities of the Issuer (the "June Purchase Rights"). Pursuant to the June Purchase Agreements, HUB agreed to purchase from the June Sellers all of their respective Evofem Notes and June Purchase Rights, free and clear of liens, in exchange solely for the issuance of equity securities of HUB (such transactions, collectively, the "June Private Placement"). The closing of the June Private Placement occurred on June 30, 2026.

On July 20, 2026, HUB entered into a securities purchase agreement (the "July Purchase Agreement" and, together with the June Purchase Agreements, the "Purchase Agreements"; the form of which is filed as Exhibit 99.2 hereto and incorporated herein by reference) with a certain holder (the "July Seller" and, together with the June Sellers, the "Sellers") of certain purchase rights to acquire securities of the Issuer (the "July Purchase Rights" and, together with the June Purchase Rights, the "Purchase Rights"). Pursuant to the July Purchase Agreement, HUB agreed to purchase from the July Seller all of their respective July Purchase Rights, free and clear of liens, in exchange solely for the issuance of equity securities of HUB (the "July Private Placement"). The closing of the July Private Placement occurred on July 21, 2026.

The Evofem Notes acquired by HUB consist of senior subordinated convertible notes of the Issuer governed by a common form of note, comprising notes originally issued pursuant to securities purchase agreements between the Issuer and certain investors between December 2022 and September 2023 and exchanged for new notes in the same form pursuant to Restructuring Agreements, dated as of December 1, 2023, between the Issuer and the holders party thereto (such new notes, the "Exchanged Notes", maturing December 1, 2026; the form of which is filed as Exhibit 99.6 hereto and incorporated herein by reference), together with senior subordinated convertible notes issued in the same form pursuant to securities purchase agreements, dated as of April 8, 2025 and June 26, 2025, between the Issuer and Aditxt, Inc. (maturing April 8, 2028 and June 26, 2028; the form of which is filed as Exhibit 99.7 hereto and incorporated herein by reference). The Evofem Notes bear interest at 8% per annum, compounding monthly (payable at maturity), and are convertible, at the holder's election, into shares of Common Stock at a conversion price of $0.0154 per share (subject to customary adjustments), subject to the Beneficial Ownership Limitations described in Item 5. Based on the aggregate outstanding balance of the Evofem Notes acquired by HUB (approximately $5,373,556), the Evofem Notes would be convertible into approximately 348,932,233 shares of Common Stock, without giving effect to the Beneficial Ownership Limitations. The Purchase Rights acquired by HUB (the form of which is filed as Exhibit 99.8 hereto and incorporated herein by reference) are exercisable for Common Stock at the same $0.0154 per share price and, based on the aggregate amount of the June Purchase Rights acquired (approximately $10,153,890 and July Purchase Rights acquired (approximately $4,000,000)), would be exercisable for approximately 659,343,507 and 259,740,260 shares of Common Stock, respectively. In the aggregate, and before giving effect to the Beneficial Ownership Limitations and the limitations of the Issuer's available authorized Common Stock, the Evofem Notes and the Purchase Rights would be convertible into, and exercisable for, approximately 1,268,016,000 shares of Common Stock.

The aggregate purchase price paid by HUB for the Evofem Notes and the June Purchase Rights was approximately $49,331,891, which was paid solely through the issuance of securities of HUB, and not in cash. At the closing of the June Private Placement, HUB issued to the June Sellers an aggregate of 1,794,901 of its ordinary shares and pre-funded warrants to purchase an aggregate of 29,828,099 of its ordinary shares (the form of which is filed as Exhibit 99.3 hereto and incorporated herein by reference) (at $1.560 per ordinary share, the closing price of HUB's ordinary shares on the Nasdaq Stock Market on June 24, 2026). No funds were borrowed and no cash was used by HUB to acquire the Evofem Notes or the June Purchase Rights.

The aggregate purchase price paid by HUB for the July Purchase Rights was $15,200,000, which was paid solely through the issuance of securities of HUB, and not in cash. At the closing of the July Private Placement, HUB issued to the July Seller 590,107 of its ordinary shares and pre-funded warrants to purchase an aggregate of 9,543,226 of its ordinary shares (the form of which is filed as Exhibit 99.4 hereto and incorporated herein by reference) (at $1.50 per ordinary share). No funds were borrowed and no cash was used by HUB to acquire the July Purchase Rights.

## Item 4. Purpose of Transaction
Purpose of transaction:
HUB acquired the Evofem Notes and the Purchase Rights for strategic investment purposes, as part of a broader transformation plan intended to strengthen HUB's financial position and expand into the women's health and wellness sector while preserving cash. HUB intends to explore opportunities to collaborate with the Issuer.

On July 8, 2026, the Issuer issued to HUB a subordinated promissory note in the principal amount of $706,304 (the "Promissory Note"; filed as Exhibit 99.5 hereto and incorporated herein by reference), the proceeds of which are to be used by the Issuer exclusively for payments to its suppliers in connection with the purchase, manufacture, production and distribution of the Issuer's products, PHEXX and SOLOSEC. The Promissory Note is described in Item 6 and contains, among other things, covenants restricting certain actions of the Issuer without the consent of HUB, including mergers or consolidations, sales of all or substantially all assets, dissolution or bankruptcy filings, amendments to organizational documents and material changes to the nature of the Issuer's business.

Subject to the Beneficial Ownership Limitations described in Item 5, the availability of authorized but unissued Common Stock of the Issuer and market and other conditions, HUB may from time to time convert all or a portion of the Evofem Notes, exercise all or a portion of the Purchase Rights, acquire additional securities of the Issuer, or sell, transfer or otherwise dispose of some or all of the Evofem Notes, the Purchase Rights or any shares of Common Stock acquired upon conversion or exercise thereof, in each case in open market transactions, privately negotiated transactions or otherwise. HUB notes that the Issuer has disclosed that its stockholders approved a reverse stock split of the Common Stock at a ratio of between 1-for-500 and 1-for-1,500, which had not been effectuated as of the date of the Issuer's most recent Quarterly Report on Form 10-Q, and that the Evofem Notes contain anti-dilution and stock-combination adjustment provisions that would adjust their conversion terms upon certain events.

HUB intends to review its investment in the Issuer on a continuing basis and, in connection therewith, may engage in discussions with management, the board of directors of the Issuer, other holders of securities of the Issuer and other relevant parties, and may make suggestions or proposals, concerning the business, operations, assets, capitalization, financial condition, strategy, governance and future plans of the Issuer, including with respect to potential commercial collaborations, financings, refinancings or restructurings of the Issuer's indebtedness (including the Evofem Notes and the Promissory Note), and other strategic transactions. Depending upon the factors described above and any other factors it deems relevant, HUB may in the future take any action with respect to its investment in the Issuer as it deems appropriate, including actions that could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth in this Schedule 13D, HUB has no present plans or proposals that relate to or would result in any of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover page of this Schedule 13D and the related notes is incorporated herein by reference. HUB does not currently hold any outstanding shares of Common Stock. HUB may be deemed to beneficially own 14,709,204 shares of Common Stock issuable upon conversion of the Evofem Notes and/or exercise of the Purchase Rights, representing approximately 9.99% of the Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) under the Act, based on 132,530,081 shares of Common Stock outstanding as of May 11, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, plus the shares issuable to HUB).

Pursuant to Section 3(d) of each Evofem Note, the Evofem Notes may not be converted to the extent that, after giving effect to such conversion, HUB (together with its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with HUB's for purposes of Section 13(d) of the Act) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. By its terms, this limitation may not be waived and applies to any successor holder of the Evofem Notes. The Purchase Rights may not be exercised to the extent that, after giving effect to such exercise, the holder (together with its attribution parties) would beneficially own in excess of 4.99% of the outstanding Common Stock; the holder may increase that percentage upon not less than 61 days' prior notice to the Issuer, up to a maximum of 9.99% (together with the limitation in the Evofem Notes, the "Beneficial Ownership Limitations"). Because the Evofem Notes alone underlie a number of shares far in excess of the 9.99% cap, the maximum number of shares of Common Stock that HUB has the right to acquire within 60 days is 9.99% of the outstanding Common Stock, or 14,709,204 shares. All of the shares reported represent shares which HUB has the right to acquire: of the shares of Common Stock underlying the securities held by HUB (before giving effect to the Beneficial Ownership Limitations), approximately 348,932,233 shares are issuable upon conversion of the Evofem Notes and approximately 919,083,767 shares are issuable upon exercise of the Purchase Rights. The 14,709,204 shares reported may be acquired through any combination of conversion of the Evofem Notes and exercise of the Purchase Rights, subject in each case to the applicable Beneficial Ownership Limitation; within 60 days, exercise of the Purchase Rights alone is limited to 4.99% of the outstanding Common Stock (approximately 6,960,584 shares, calculated on the basis described in note (2) to the cover page), while conversion of the Evofem Notes alone would support the full reported amount.

Without giving effect to the Beneficial Ownership Limitations and the limitations of the Issuer's available authorized Common Stock, the Evofem Notes and the Purchase Rights would be convertible into, and exercisable for, approximately 1,268,016,000 shares of Common Stock in the aggregate, which, on an as-converted basis, would represent approximately 91% of the Common Stock. The Issuer has disclosed that it does not currently have sufficient authorized and unissued Common Stock to permit the conversion and exercise in full of its outstanding convertible securities and equity-linked instruments. Because of the Beneficial Ownership Limitations, the number of shares of Common Stock that may be deemed beneficially owned by HUB will increase or decrease as the number of outstanding shares of Common Stock increases or decreases.

The shares reported in this Schedule 13D are not currently outstanding: they are shares that HUB has the right to acquire within 60 days upon conversion of the Evofem Notes or exercise of the Purchase Rights, subject to the Beneficial Ownership Limitations. HUB alone determines whether and when to convert the Evofem Notes or exercise the Purchase Rights, and any shares of Common Stock issued to HUB upon such conversion or exercise would be held, voted and disposed of by HUB alone. Accordingly, such shares are reported as subject to HUB's sole voting power and sole dispositive power in rows 7 and 9 of the cover page. Prior to conversion, the Evofem Notes carry no voting rights except as required by law. To the knowledge of HUB, none of the persons listed on Schedule A hereto beneficially owns any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in rows 7 through 13 of the cover page of this Schedule 13D and the related notes is incorporated herein by reference. HUB does not currently hold any outstanding shares of Common Stock. HUB may be deemed to beneficially own 14,709,204 shares of Common Stock issuable upon conversion of the Evofem Notes and/or exercise of the Purchase Rights, representing approximately 9.99% of the Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) under the Act, based on 132,530,081 shares of Common Stock outstanding as of May 11, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, plus the shares issuable to HUB).

Pursuant to Section 3(d) of each Evofem Note, the Evofem Notes may not be converted to the extent that, after giving effect to such conversion, HUB (together with its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with HUB's for purposes of Section 13(d) of the Act) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. By its terms, this limitation may not be waived and applies to any successor holder of the Evofem Notes. The Purchase Rights may not be exercised to the extent that, after giving effect to such exercise, the holder (together with its attribution parties) would beneficially own in excess of 4.99% of the outstanding Common Stock; the holder may increase that percentage upon not less than 61 days' prior notice to the Issuer, up to a maximum of 9.99% (together with the limitation in the Evofem Notes, the "Beneficial Ownership Limitations"). Because the Evofem Notes alone underlie a number of shares far in excess of the 9.99% cap, the maximum number of shares of Common Stock that HUB has the right to acquire within 60 days is 9.99% of the outstanding Common Stock, or 14,709,204 shares. All of the shares reported represent shares which HUB has the right to acquire: of the shares of Common Stock underlying the securities held by HUB (before giving effect to the Beneficial Ownership Limitations), approximately 348,932,233 shares are issuable upon conversion of the Evofem Notes and approximately 919,083,767 shares are issuable upon exercise of the Purchase Rights. The 14,709,204 shares reported may be acquired through any combination of conversion of the Evofem Notes and exercise of the Purchase Rights, subject in each case to the applicable Beneficial Ownership Limitation; within 60 days, exercise of the Purchase Rights alone is limited to 4.99% of the outstanding Common Stock (approximately 6,960,584 shares, calculated on the basis described in note (2) to the cover page), while conversion of the Evofem Notes alone would support the full reported amount.

Without giving effect to the Beneficial Ownership Limitations and the limitations of the Issuer's available authorized Common Stock, the Evofem Notes and the Purchase Rights would be convertible into, and exercisable for, approximately 1,268,016,000 shares of Common Stock in the aggregate, which, on an as-converted basis, would represent approximately 91% of the Common Stock. The Issuer has disclosed that it does not currently have sufficient authorized and unissued Common Stock to permit the conversion and exercise in full of its outstanding convertible securities and equity-linked instruments. Because of the Beneficial Ownership Limitations, the number of shares of Common Stock that may be deemed beneficially owned by HUB will increase or decrease as the number of outstanding shares of Common Stock increases or decreases.

The shares reported in this Schedule 13D are not currently outstanding: they are shares that HUB has the right to acquire within 60 days upon conversion of the Evofem Notes or exercise of the Purchase Rights, subject to the Beneficial Ownership Limitations. HUB alone determines whether and when to convert the Evofem Notes or exercise the Purchase Rights, and any shares of Common Stock issued to HUB upon such conversion or exercise would be held, voted and disposed of by HUB alone. Accordingly, such shares are reported as subject to HUB's sole voting power and sole dispositive power in rows 7 and 9 of the cover page. Prior to conversion, the Evofem Notes carry no voting rights except as required by law. To the knowledge of HUB, none of the persons listed on Schedule A hereto beneficially owns any shares of Common Stock.
Transactions in the class effected during the past sixty days: Except for the entry into the Purchase Agreements on June 26, 2026 and July 20, 2026 and the acquisition of the Evofem Notes and the Purchase Rights at the closing of the Private Placements on June 30, 2026 and July 21, 2026, each as described in Item 3, and the acquisition of the Promissory Note on July 8, 2026 described in Items 4 and 6, HUB has not, and, to the knowledge of HUB, none of the persons listed on Schedule A hereto has, effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Purchase Agreements. Pursuant to the Purchase Agreements, HUB acquired the Evofem Notes and the Purchase Rights from the Sellers in exchange for ordinary shares and pre-funded warrants of HUB, as described in Item 3. Under the Purchase Agreements, HUB undertook to call a meeting of its shareholders as soon as reasonably practicable following the closing of the Private Placement to approve (i) the full exercise of the pre-funded warrants issued as consideration and the issuance of all ordinary shares of HUB issuable upon exercise thereof and (ii) an increase in HUB's authorized share capital sufficient to permit such issuance in full. These undertakings relate to securities of HUB and not of the Issuer.

Evofem Notes. The Evofem Notes are unsecured junior subordinated obligations of the Issuer governed by a common form of Senior Subordinated Convertible Note, comprising the Exchanged Notes -- notes originally issued pursuant to securities purchase agreements between December 2022 and September 2023 and exchanged for new notes pursuant to the Restructuring Agreements, dated as of December 1, 2023, between the Issuer and the holders party thereto (the form of which is filed as Exhibit 99.9 hereto and incorporated herein by reference) -- maturing December 1, 2026, and notes issued in the same form pursuant to securities purchase agreements, dated as of April 8, 2025 and June 26, 2025, between the Issuer and Aditxt, Inc., maturing April 8, 2028 and June 26, 2028. The Evofem Notes bear interest at 8% per annum, compounding monthly and payable at maturity (adjusting to 12% upon an event of default), are subordinated in right of cash payment to the Issuer's "Permitted Senior Indebtedness" (consisting of (i) the Issuer's senior secured convertible notes issued under the Issuer's Securities Purchase and Security Agreement, dated as of April 23, 2020, as amended (filed by the Issuer as Exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on April 27, 2020), and (ii) the Issuer's unsecured convertible notes issued under the Issuer's Securities Purchase Agreement, dated as of October 14, 2020, as amended), and are convertible into Common Stock at a conversion price of $0.0154 per share, subject to adjustment (including full-ratchet anti-dilution and stock-combination "event market price" reset provisions) and to the 9.99% beneficial ownership limitation in Section 3(d) thereof described in Item 5. The Evofem Notes carry no voting rights except as required by law, and include change-of-control assumption and cash-redemption provisions and certain holder put rights exercisable only after the Permitted Senior Indebtedness is paid in full.

Purchase Rights. The Purchase Rights consist of prepaid rights in respect of shares of Common Stock originally issued by the Issuer on September 15, 2022 pursuant to exchange agreements with certain holders, in exchange for the Issuer's then-outstanding 5.0% senior subordinated notes and a portion of the Issuer's unsecured convertible notes issued under its Securities Purchase Agreement, dated as of October 14, 2020, as subsequently amended and/or exchanged (including pursuant to side letters dated March 7, 2023, the Restructuring Agreements dated as of December 1, 2023, and Waiver and Rights Exchange Agreements entered into in December 2023). Each Purchase Right obligates the Issuer to issue the underlying shares of Common Stock upon the holder's request, without the payment of additional consideration. The number of underlying shares was initially fixed and is subject to adjustment as provided therein (and, as adjusted, currently corresponds to a $0.0154 per share price). The Purchase Rights expire on June 28, 2027 and are subject to the 4.99% beneficial ownership limitation (increasable on not less than 61 days' prior notice up to a maximum of 9.99%) described in Item 5.

Promissory Note. On July 8, 2026, the Issuer, as maker, issued the Promissory Note to HUB, as holder, in the principal amount of $706,304. The Promissory Note matures eleven months from its date, bears interest at 12% per annum compounding monthly, and provides for an administration fee of 2% of the principal amount and a weekly monitoring fee of $2,000, each payable at maturity. The Promissory Note is unsecured, may be prepaid without penalty, and is expressly subordinated in right of payment to the Issuer's obligations under its Securities Purchase and Security Agreement, dated as of April 23, 2020, as amended (including obligations now held by or enforceable by Future Pak, LLC), and its Securities Purchase Agreement, dated October 14, 2020, as amended, in each case as described above (the terms of such subordination being set forth in the Promissory Note filed as Exhibit 99.5 hereto). Until amounts under the Promissory Note are paid in full, the Issuer may not, without HUB's prior written consent, among other things, merge or consolidate, sell or dispose of all or substantially all of its assets, dissolve, wind up, liquidate or initiate bankruptcy proceedings, amend its organizational documents or materially alter the nature of its business.

The foregoing descriptions of the Purchase Agreements, the Evofem Notes, the Purchase Rights, the pre-funded warrants and the Promissory Note do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies or forms of which are filed as exhibits hereto or incorporated herein by reference. Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between HUB or, to the knowledge of HUB, any person listed on Schedule A hereto, and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of Securities Purchase Agreement, dated June 26, 2026, by and among HUB Cyber Security Ltd. and the Sellers party thereto (incorporated by reference to Exhibit 99.1 to HUB's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on July 1, 2026).

99.2 Form of Securities Purchase Agreement, dated July 20, 2026, by and among HUB Cyber Security Ltd. and the Seller party thereto (incorporated by reference to Exhibit 99.1 to HUB's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 4, 2026).

99.3 Form of Pre-Funded Warrant of HUB Cyber Security Ltd. (incorporated by reference to Exhibit 99.2 to HUB's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on July 1, 2026).

99.4 Form of Pre-Funded Warrant of HUB Cyber Security Ltd. (incorporated by reference to Exhibit 99.2 to HUB's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 4, 2026).

99.5 Promissory Note, dated July 8, 2026, issued by Evofem Biosciences, Inc. to HUB Cyber Security Ltd. (filed herewith).

99.6 Form of Senior Subordinated Convertible Note of Evofem Biosciences, Inc., issued pursuant to the Restructuring Agreements dated as of December 1, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 7, 2023).

99.7 Form of Senior Subordinated Convertible Note of Evofem Biosciences, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on April 14, 2025).

99.8 Form of Right to Receive Common Stock of Evofem Biosciences, Inc. (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed with the SEC on September 16, 2022).

99.9 Form of Restructuring Agreement, dated as of December 1, 2023, between Evofem Biosciences, Inc. and the holders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on December 7, 2023).

## Signatures
- HUB Cyber Security Ltd.: /s/ Limor Zur-Stoller, Limor Zur-Stoller/Chief Financial Officer (08/04/2026)
- HUB Cyber Security Ltd.: /s/ Tuvia Grossman, Tuvia Grossman/Chief Legal Officer (08/04/2026)